September 12, 2008

Ms. Mary Mast
Ms. Vanessa Robertson
Mail Stop 6010
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20548
Re:	Mach One Corporation.
Registration Statement on Form S-1
Amendment no. 10 filed September 10, 2008
File No. 333-146744

Dear Ms. Mast and Ms. Robertson,

Following are Mach One’s responses to your comments. For your convenience, each of the Staff’s comments has been reprinted below and our responses are in bold. We have chosen for the most part not to duplicate the written revisions made within the document into the responses within this letter as we felt it would be easier and less cumbersome.

Along with mailing of any further comments you may have, we also request a fax copy be sent to
Steven M. Grubner at 847.387.5513 at the time of mailing.

FORM S- 1

General

1. Please confirm that your auditors have audited or reviewed the changes in the recent amendments. Please include an updated consent from your auditors in the amendment in which you intend to request effectiveness. The auditor has confirmed in his report that he has audited or reviewed all changes in recent amendments. An updated consent from the auditor is attached as exhibit 23.2.

Summary Financial Data, page 5

2. Please revise the loss from operations for the year ending December 31, 2006 to agree with Statement of Operations. Revised to (627,414).

Management’s Discussion and Analysis or Plan of Operation
Results of Operations
Period ending June 30, 2008 compared to Period ended June 30, 2007, page 25

3. Please refer to your response to comment one and your revised disclosures. We note that for the period ended March 31, 2008 accounts receivable was $53,392 and sales were $60,407. Therefore, it appears as though a majority of your accounts receivable balance is 90 days old. Please tell us why you believe your accounts receivable is collectible and revise your disclosure accordingly. Revised and added to disclosure: Accounts receivable as a percentage of sales increased from $5,580 against $54,614 in sales for the period ending June 30, 2007 to $46,750 against $82,427 in sales for the period ending June 30, 2008. This increase was due to the slow payment from two customers that put their receivables over 90 days at June 30, 2008. The accounts were paid in full subsequent to June 30, 2008.

Consolidated Statement of Operations, page 33

4. Please refer to your response to comment 2 and your revised disclosures. Please remove amortization expense line item from the statement of operations. Please revise the disclosure on page 25 since the expense related to the equipment in now included as depreciation expense for all periods presented and should no longer be referred to as reclassification. Revised and references deleted.

Note 1- Summary of Significant Accounting Policies
Stock based compensation, page 39

5. Please disclose the specific dollar amount of stock-based compensation recorded for the years ended December 31, 2007 and 2006. Please clarify the disclosure that no shares for services were issued for the period ended June 30, 2008 since previous filings disclose compensation expense for the period ended March 31, 2008. Added amounts for December 2007 and 2006. No stock-based compensation was issued in the 3 month quarter ending June 30, 2008. This period was reported originally rather than the 6 month period as now revised in registration.

Note 5 - Notes Payable, page 43

6. Please refer to your response to comment four and revised disclosures. It appears as though the additional disclosure was only included on Page 23. Please include the disclosure regarding payment terms in Note 5 as well as in the discussion of liquidity and capital resources. Included in Note 5 and liquidity and capital resource discussion.

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Mach One Corporation requests that the effective date of the Registration Statement be accelerated so that the Registration Statement may become effective by 9:00 a.m. the morning of September 15, 2008 or as soon thereafter as practicable.

Mach One acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Monte B. Tobin

Monte B. Tobin
Chief Executive Officer